Exhibit 99.2

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 867 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
United Kingdom: Total Acquires Stake in Tobermory Discovery
Paris, September 9, 2009 — Total announces that its affiliate, Total E&P UK Limited (Total E&P UK), has entered into agreements with Mobil North Sea LLC, Marathon Oil U.K., Ltd. and Anadarko North Sea Holding Company Limited to acquire a 43.75% stake in UK Licence No. P967, which includes the Tobermory discovery. Total E&P UK will become the operator of the licence.
The Tobermory gas reservoir was discovered in 1999 by well 214/4-1. It is located in 1,600 metres of water depth and situated 175 kilometres North-West of the Shetland Isles.
This acquisition is in line with Total’s strategy of developing its position in the West of Shetland basin around its Laggan and Tormore operated discoveries. The development studies for these discoveries are being finalised and new gas export infrastructure to the St. Fergus gas terminal is planned, which Tobermory could utilise.
With Tobermory, Total reaffirms its commitment to actively pursuing exploration and contributing to the development of the United Kingdom‘s oil and gas resources.
Total Exploration & Production in the United Kingdom
Total has been present in the United Kingdom since 1962. The Group’s production is about 220,000 barrels oil equivalent per day.
TOTAL E&P UK Limited is one of the main oil and gas operators in the United Kingdom continental shelf where it continues to invest heavily.
Employing around 750 staff at its Aberdeen headquarters, the company’s portfolio includes operatorship of the Alwyn Area fields, the high pressure/high temperature Elgin and Franklin fields and the St. Fergus Gas Terminal, together with a number of non-operated fields.
Total E&P UK is committed to sustainable production, optimising safety and environmental performance. Total E&P UK also contributes to the community in and around its north-east Scotland base, notably by providing significant employment opportunities.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com